

Mail Stop 3030

April 19, 2017

Via E-mail
Seth H. Bagshaw
Vice President, Chief Financial Officer and Treasurer
MKS Instruments, Inc.
2 Tech Drive, Suite 201
Andover, MA   01810

      Re: **MKS Instruments, Inc.**
               Form 10-K for the Year Ended December 31, 2016
               Filed March 1, 2017
               File No. 0-23621

Dear Mr. Bagshaw:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 8. Financial Statements

Note 4. Recently Issued Accounting Pronouncements, page 68

1.   You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements. Please revise your future filings, beginning with your next Form 10-Q, to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that

adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery